SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

U.S. Energy Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
911805208
(CUSIP Number)
Patrick E. Duke APEG Energy II, LP 2808 Flintrock Trace Suite 373 Austin, Texas 78738 512-587-5092
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 27, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS APEG ENERGY II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,819,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,819,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON PN

1

1	NAME OF REPORTING PERSONS APEG ENERGY II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,819,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,819,270
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON OO

2

1	NAME OF REPORTING PERSONS ANGELUS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,819,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,819,270
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS ANGELUS PRIVATE EQUITY GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,819,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,819,270
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS DUKE CAPITAL SERVICES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,819,270
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,819,270
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON OO

5

1	NAME OF REPORTING PERSONS PAUL W. HAARMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,819,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,819,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

6

1	NAME OF REPORTING PERSONS PATRICK E. DUKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,819,270
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,819,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,819,270
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.01 per share (the “Shares”), of U.S. Energy Corp., a Wyoming corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 950 South Cherry Street, Suite 1515, Denver, CO 80246, United States.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	APEG Energy II, LP (“APEG II LP”), a Texas limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	APEG Energy II GP, LLC (“APEG II GP”), a Texas limited liability company, as the general partner and investment advisor of APEG II LP;
(iii)	Angelus Capital, LLC (“Angelus Capital”), a Texas limited liability company, as the sole member of APEG II GP;
(iv)	Angelus Private Equity Group, LLC (“Angelus Group”), a Texas limited liability company, as the sole member of Angelus Capital;
(v)	Duke Capital Services, LLC (“Duke Capital”), a Texas limited liability company, as a managing member of Angelus Group;
(vi)	Paul W. Haarman, a citizen of the United States, as a managing member of Angelus Group; and
(vii)	Patrick E. Duke, a citizen of the United States, as the sole member of Duke Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons have entered into a joint filing agreement, dated March 26, 2019, as further described in Item 6 and a copy of which is attached hereto as Exhibit 99.9. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

(b)       The address of the principal office of each of APEG II LP, APEG II GP, Angelus Capital, Angelus Group, Duke Capital, Paul W. Haarman, and Patrick E. Duke is 2808 Flintrock Trace Suite 373 Austin, Texas 78738.

(c)       The principal business of each of the Reporting Persons is as follows:

1.	The principal business of APEG II LP is the ownership of equity interests in various entities.
2.	The principal business of APEG II GP is the ownership of the general interests of APEG II LP.
3.	The principal business of Angelus Capital is the ownership of the general interest of APEG II GP.
4.	The principal business of Angelus Group is the ownership of the general interests of Angelus Capital.
5.	The principal business of Duke Capital is the ownership of equity interests in various entities.
6.	The principal occupation of Paul W. Haarman is serving as a manager of APEG II GP.
7.	The principal occupation of Patrick Duke is serving as a manager of APEG II GP.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Haarman and Duke are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares beneficially owned by APEG II LP were the result of an exchange of loans held by APEG II LP and made to the Issuer, and these loans were financed with working capital through a creditor relationship whereby APEG II LP held $6,000,000 in principal amount of loans under the Credit Agreement dated as of July 30, 2010, as amended (the “Credit Facility”), as set forth in Item 6, comprising the entire principal balance outstanding under the Credit Facility (the “Balance”). APEG II LP then exchanged $5,063,380 of the Balance for 5,819,270 Shares on the terms and conditions set forth in the Exchange Agreement entered into on September 28, 2017, by and among the Issuer, Energy One LLC, and APEG II LP, as set forth in Item 6.

Item 4.	Purpose of Transaction.

The Reporting Persons obtained the Shares (1) in connection with an exchange of debt-for-equity related to that certain credit agreement, and subsequent amendments, described in more detail in Item 6 of this Schedule 13D, and (2) based on the Reporting Persons’ belief that the Shares were represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

APEG II LP (together with its affiliates, “APEG”) continues to believe that the Issuer has the potential to be a strong company, but that substantial changes are needed, given the prolonged underperformance of the Issuer. Despite the past litigation between APEG and the Issuer, which is described further below in this Item 4, APEG hopes to dialogue constructively with the Issuer’s management team and board of directors (the “Board”) regarding opportunities to unlock value at the Issuer, including changes to the Board‘s composition. APEG believes that while it had no intention of making its concerns about the Issuer public, the Issuer‘s management and the Board’s actions have left it with no other alternative. In light of what APEG believes to be clear and continues shareholder value destruction, APEG has determined that it must act for the benefit of all shareholders to protect its investment in the Issuer.

Additionally, on March 4, 2019, the Issuer and Energy One LLC (together, the “Plaintiffs”) filed a petition and application for temporary restraining order, temporary injunction, permanent injunction, and appointment of Receiver (the “TRO”) in Texas State Court. The TRO was then removed to Federal District Court in the Southern District of Texas. In the TRO, the Plaintiffs allege that APEG II LP and APEG II GP (together, the “Defendants”) fraudulently claimed that Plaintiffs breached various loan documents between the Plaintiffs and Defendants and filed a fraudulent claim against Plaintiffs’ personal property. As a result, Plaintiffs claim that they lost access to two collateral accounts containing $1.7 million. On March 8, the court ruled that Defendants must give Plaintiffs access to roughly $1 million that it had seized and was in one of the collateral accounts. On March 13, Plaintiffs filed a Notice of Dismissal, arguing that the action was dismissed without prejudice pursuant to Rule 41(a)(1)(A)(i) of the Federal Rules of Civil Procedure. The Notice of Dismissal was opposed by the Board’s Audit Committee (the “Audit Committee”), which filed an emergency motion to strike notice of dismissal on the same day. On March 15, 2019, the court struck the notice of dismissal, and ordered that the Audit Committee inform the court as to why the lawsuit should not be dismissed, why claims remain, and whether Mayer Brown LLP (who replaced previous counsel Kutack Rock, LLP after it withdrew its representation) will be representing both the Plaintiffs and the Audit Committee if the case continues.

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 On March 26, 2019 APEG delivered an open letter to the Board of the Issuer stating its belief that the Board must act with the serious urgency that APEG believes is necessary to (i) work with shareholders to establish a five person independent board of directors as APEG believes is required under the governing materials of the Issuer, (ii) establish a corporate business plan and (iii) cut its excessive corporate overhead. APEG believes that the establishment of a fully independent five person board will help ensure that shareholders are able to trust that the changes needed to be affected by Issuer will be made with the thoughtfulness and concern for shareholders’ interest that such concerns deserve. In addition, APEG explained in the letter the need for a substitution of the directorship of David Veltri. The full text of the letter is attached hereto as Exhibit 99.10 and is incorporated herein by reference. The Reporting Persons intend to continue to engage in discussions with management, the Board and shareholders of the Issuer regarding the concerns described in and implications of the letter to the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reportedly owned by each person named herein is based upon 12,440,927 shares of its $0.01 par value common stock outstanding as of March 21, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2018.

A.       APEG II LP

(a)	As of the close of business on March 26, 2019, APEG II LP beneficially owned 5,819,270 Shares consisting of 5,819,270 Shares owned directly by APEG II LP.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 5,819,270
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 5,819,270
(c)	APEG II LP has not entered into any transactions in the Shares during the past sixty (60) days.

B. APEG II GP

(a)	APEG II GP as general partner and investment advisor of APEG II LP may be deemed the beneficial owner of the 5,819,270 Shares directly owned by APEG II LP.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 5,819,270
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 5,819,270
4.	Shared power to dispose or direct the disposition: 0
(c)	APEG II GP has not entered into any transactions in the Shares during the past sixty (60) days.

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C. ANGELUS CAPITAL

(a)	Angelus Capital as the sole member of APEG Energy II GP may be deemed to beneficially own the 5,819,270 Shares beneficially owned by APEG II GP.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 5,819,270
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 5,819,270
4.	Shared power to dispose or direct the disposition: 0
(c)	Angelus Capital has not entered into any transactions in the Shares during the past sixty (60) days.

D. ANGELUS GROUP

(a)	Angelus Group as the sole member of Angelus Capital may be deemed to beneficially own the 5,819,270 Shares beneficially owned by Angelus Capital.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 5,819,270
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 5,819,270
4.	Shared power to dispose or direct the disposition: 0
(c)	Angelus Group has not entered into any transactions in the Shares during the past sixty (60) days.

E. DUKE CAPITAL

(a)	Duke Capital as a managing member of Angelus Group may be deemed to beneficially own the 5,819,270 Shares beneficially owned by Angelus Group.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 5,819,270
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct the disposition: 5,819,270
4.	Shared power to dispose or direct the disposition: 0
(c)	Duke Capital has not entered into any transactions in the Shares during the past sixty (60) days.

F. PAUL W. HAARMAN

(a)	Paul W. Haarman as a managing member of Angelus Group may be deemed to beneficially own the 5,819,270 Shares beneficially owned by Angelus Group.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 5,819,270
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 5,819,270
(c)	Paul W. Haarman has not entered into any transactions in the Shares during the past sixty (60) days.

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G. PATRICK E. DUKE

(a)	Patrick E. Duke as the sole member of Duke Capital may be deemed to beneficially own the 5,819,270 Shares beneficially owned by Duke Capital.

Percentage: Approximately 43.2%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 5,819,270
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 5,819,270
(c)	Patrick E. Duke has not entered into any transactions in the Shares during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(99.1) The Credit Agreement by and among Energy One LLC as Borrower (“Energy One”), BNP Paribas (in its individual capacity “BNP Paribas” and in its capacity as administrative agent for the Lenders together with its successors and assigns, the “Administrative Agent”) and certain Lenders party thereto, dated July 30, 2010 (as amended by the (i) First Amendment to Credit Agreement by and among Energy One as Borrower and BNP Paribas as Administrative Agent and the Lenders listed on Annex 1 to the Credit Agreement and being only BNP Paribas (the “Lender”), dated April 10, 2012, the (ii) Second Amendment to Credit Agreement by and among Energy One and Wells Fargo Bank, National Association (“Wells Fargo”) as Administrative Agent and the Lenders thereto, dated July 23, 2013, the (iii) Third Amendment to Credit Agreement by and among Energy One as Borrower and Wells Fargo as Administrative Agent and the Lenders thereto, dated July 16, 2015, the (iv) Fourth Amendment to Credit Agreement by and among Energy One as Borrower, Wells Fargo as Administrative Agent and the Lenders thereto, dated August 11, 2016 and (v) the Fifth Amendment to Credit Agreement by and among Energy One as Borrower and APEG II LP as Administrative Agent and Sole Lender dated June 20, 2017, each such Credit Agreement and amendment related thereto, collectively, the “Credit Agreement”) under which Issuer requested that Lenders provide certain loans and extensions of credit on behalf of Issuer (the “Loans”). Under the Credit Agreement, each Lender is obligated to make Loans and to acquire participations in Letters of Credit, expressed as an amount representing the maximum aggregate amount of each Lender’s sum of outstanding principal amount of such Lender’s Loans and its Letter of Credit exposure at such time (the “Revolving Credit Exposure”). The Issuer unconditionally promises to pay to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Loan on the Termination Date. The foregoing description of the Credit Agreement set forth in this Item 6 is only a summary of terms following the Credit Agreement and does not purport to be complete and is qualified by reference to the full text of the Credit Agreement, which is incorporated by reference as Exhibit 99.1.

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(99.2) Pursuant to the Credit Agreement, a Guaranty and Pledge Agreement was entered by and among Energy One and certain Obligors in favor of BNP Paribas as administrative agent dated as of July 30, 2010 (the “Guaranty and Pledge Agreement”). It was a condition precedent to the obligation of the Lenders to make their respective extensions of credit to the Issuer under the Credit Agreement that the Obligors execute and deliver the Guaranty and Pledge Agreement to the Administrative Agent for the ratable benefit of the Lenders. Under the Guaranty and Pledge Agreement, each of the obligors other than the Borrower (the “Guarantors”) thereunder jointly and severally, unconditionally and irrevocably, guaranteed to the Creditors and each of their respective successors, endorsees, transferees and assigns, the prompt and complete payment in cash and performance by the Issuer when due of the payment and performance of all indebtedness and all obligations of the Issuer and its subsidiaries under the Credit Agreement, the other loan documents, any swap agreement between the Issuer or any of its subsidiaries and any Lender or any affiliate of any Lender while such person is a Lender and any other documents (the “Guaranteed Documents”), including, without limitation, the unpaid principal of and interest on the Loans delivered or made in connection with the foregoing (the “Issuer’s Obligations). The foregoing description of the Guaranty and Pledge Agreement set forth in this Item 6 is only a summary of terms following Guaranty and Pledge Agreement and does not purport to be complete and is qualified by reference to the full text of the Guaranty and Pledge Agreement, which is incorporated by reference as Exhibit 99.2.

(99.3) Pursuant to the Credit Agreement, the Note by and among Energy One and BNP Paribas, dated as of July 30, 2010 (the “Note”). Under the Credit Agreement, the Loans made by each Lender were to be evidenced by a single promissory note of Energy One payable to the order of such Lender in a principal amount equal to its Maximum Credit Amount, as specified on Annex I to the Credit Agreement, as in effect on such date. Under the Note, Energy One promised to pay to BNP Paribas the principal sum of $75,000,000 (or such lesser amount to equal the aggregate unpaid principal of the Loans made under the Credit Agreement) in lawful money of the United States of America and in immediately available funds, on the dates and in the principal amounts provided in the Credit Agreement, and to pay interest on the unpaid principal amount of each such Loan, at such office, in like money and funds, for the period commencing on the date of such Loan until the Loan is paid in full, at the rates per annum and on the dates provided in the Credit Agreement. The foregoing description of the Note set forth in this Item 6 is only a summary of terms following the Note and does not purport to be complete and is qualified by reference to the full text of the Note, which is incorporated by reference as Exhibit 99.3.

(99.4) The Loan Sale Agreement by and among Wells Fargo and APEG II LP dated April 21, 2017 under which Wells Fargo irrevocably sold, assigned and transferred to APEG II LP and APEG II LP irrevocably purchased from Wells Fargo all of Wells Fargo’s rights and obligations in its capacity as a Lender under the Credit Agreement (the “Loan Sale Agreement”). At the time of the Loan Sale Agreement, the outstanding principal of the Loans made by Wells Fargo to the Issuer under the Credit Agreement was $6,000,000 and the outstanding balance accrued and unpaid interest on such Loans was $7,890.41. The Purchase Price under the Loan Sale Agreement was $5,007,890.41. The foregoing description of the Loan Sale Agreement set forth in this Item 6 is only a summary of terms following the Loan Sale Agreement and does not purport to be complete and is qualified by reference to the full text of the Loan Sale Agreement, which is incorporated by reference as Exhibit 99.4.

(99.5) The Master Assignment, Resignation and Appointment Agreement by and among Wells Fargo and APEG II LP dated May 2, 2017 (the “Master Assignment”). Under the Master Assignment, which was concurrent with the Loan Sale Agreement, (i) Wells Fargo agreed to assign all of the Liens and security interests in the collateral held as security under the Credit Agreement to APEG II LP and (ii) the majority of Lenders under the Credit Agreement appointed APEG II LP as successor Administrative Agent under the Credit Agreement. The foregoing description of the Master Assignment set forth in this Item 6 is only a summary of terms following the Master Assignment and does not purport to be complete and is qualified by reference to the full text of the Master Assignment, which is incorporated by reference as Exhibit 99.5.

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(99.6) The Standstill Agreement by and among Issuer and APEG II LP dated as of September 7, 2017 (the “Standstill Agreement”). Pursuant to the Standstill Agreement, APEG II LP made certain covenants that for a period of one year following the Exchange Agreement (as defined below), neither APEG II LP nor any of its representatives would directly or indirectly, make any statement or proposal to any of the members of the board of directors of the Issuer, or the Issuer’s stockholders, or make any public announcement, proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended) with respect to, or otherwise solicit, seek or offer to effect (i) any business combination, asset acquisition, merger, tender offer, exchange offer or similar transactions involving the Issuer or its subsidiaries, (ii) any restructuring, recapitalization, liquidation, or similar transaction involving the Issuer or its subsidiaries, (iii) any acquisition of any of the Issuer’s loans, debt securities, equity securities or assets, (iv) any proposal to seek representation on the board of directors of the Issuer or otherwise seek to control or influence the management, board of directors or policies of the Issuer. Additionally, under the Standstill Agreement, APEG II LP covenanted itself to cause and to cause any person, any person who, directly or indirectly, controls, is controlled by, or under common control of APEG II LP (its “Affiliates”) to, for a period commencing on the date hereof and ending one (1) year after the date of the closing of the Exchange Agreement (the “Term”), vote all voting securities of APEG II LP (including all Common Stock) held by APEG II LP and its Affiliates or over which the APEG II LP or its Affiliates have voting control, and to take all other necessary or desirable actions within its control (including in a capacity as a stockholder, director, member of a board committee, officer or otherwise) to: (a) vote in the same proportion as shares of Common Stock that are not held by APEG II LP or its Affiliates or over which APEG II LP or its Affiliates do not have voting control with respect to (i) any ratification of the appointment of the Issuer’s independent registered public accounting firm; (ii) the board of directors’ recommendation with respect to the Issuer’s “say-on-pay” proposal or with respect to any other Issuer proposal; and (iii) each nominee for the Issuer’s board of directors who is nominated and approved by the board of directors’ nominating committee; and (b) withhold votes for any nominee to the Issuer’s board of directors who is not nominated by the board of directors’ nominating committee. The foregoing description of the Standstill Agreement set forth in this Item 6 is only a summary of terms following the Standstill Agreement and does not purport to be complete and is qualified by reference to the full text of the Standstill Agreement, which is incorporated by reference as Exhibit 99.6.

(99.7) The Exchange Agreement among the Issuer, Energy One and APEG II LP dated September 28, 2017 (the “Exchange Agreement”). The Exchange Agreement provided for the exchange of $5,063,380 of the Issuer’s outstanding indebtedness to APEG II LP for Shares and for cash. Upon the closing of the Exchange Agreement, APEG II LP owned approximately 46.8% of the Shares. Under the Exchange Agreement, the parties agreed that the Credit Facility and any documents and instruments delivered pursuant thereto shall remain in effect and without amendment. The foregoing description of Exchange Agreement set forth in this Item 6 is only a summary of terms following the Exchange Agreement and does not purport to be complete and is qualified by reference to the full text of the Exchange Agreement, which is incorporated by reference as Exhibit 99.7.

(99.8) The Power of Attorney, dated March 26, 2019, under which certain individuals constitute and appoint lawful attorney-in-fact to take any and all action in connection with the beneficial ownership of, or participation in a group with respect to, securities of the Issuer directly or indirectly beneficially owned by APEG II LP or any of its affiliates. The foregoing description of Power of Attorney set forth in this Item 6 is only a summary of terms following the Power of Attorney and does not purport to be complete and is qualified by reference to the full text of the Power of Attorney, which is incorporated by reference as Exhibit 99.8.

(99.9) A Joint Filing Agreement, dated March 26, 2019, by and among the Reporting Persons. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.9 to this Schedule 13D and is incorporated herein by reference. The foregoing description of Joint filing Agreement set forth in this Item 6 is only a summary of terms following the Joint Filing Agreement and does not purport to be complete and is qualified by reference to the full text of the Joint Filing Agreement, which is incorporated by reference as Exhibit 99.9.

(99.10) A letter, dated March 26, 2019 from APEG II LP to the board of directors of Issuer urging Issuer to work with shareholders to establish a five person independent board of directors, (ii) to establish a corporate business plan and (iii) to cut its excessive corporate overhead. The foregoing description of the letter set forth in this Item 6 is only a summary of terms following the letter and does not purport to be complete and is qualified by reference to the full text of the letter, which is incorporated by reference as Exhibit 99.10.

(99.11) A letter dated February 14, 2019 from APEG II LP to the board of directors of Issuer regarding underperformance, noncompliance with bylaws, corporate overhead and current leadership. The foregoing description of letter set forth in this Item 6 is only a summary of terms following the letter and does not purport to be complete and is qualified by reference to the full text of the letter, which is incorporated by reference as Exhibit 99.11.

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Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Credit Agreement by and among Energy One LLC as Borrower, BNP Paribas as Administrative Agent and certain Lenders party thereto, dated July 30, 2010.

Exhibit 99.2	Guaranty and Pledge Agreement by and among Energy One and certain Obligors in favor of BNP Paribas as administrative agent, dated July 30, 2010.

Exhibit 99.3	Note in the principal sum of $75,000,000 by and among Energy One and BNP Paribas dated July 30, 2010.

Exhibit 99.4	Loan Sale Agreement by and among Wells Fargo and APEG II LP, dated April 21, 2017.

Exhibit 99.5	Master Assignment Agreement by and among Wells Fargo and APEG II LP, dated May 2, 2017.

Exhibit 99.6	Standstill Agreement by and among Issuer and APEG II LP, dated September 7, 2017.

Exhibit 99.7	Exchange Agreement by and among the Issuer, Energy One and APEG II LP, dated September 28, 2017.

Exhibit 99.8	Power of Attorney, dated 26, 2019.

Exhibit 99.9	Joint Filing Agreement by and among the Reporting Persons, dated 26, 2019.

Exhibit 99.10	APEG II LP Letter to the Board of Issuer, dated March 26, 2019.

Exhibit 99.11	APEG II LP Letter to the Board of Issuer, dated February 14, 2019.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2019	APEG Energy II, LP

By: APEG Energy II GP, LLC, its general partner

	By:	/s/ Patrick E. Duke
Name: Title:	Patrick E. Duke
Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC, as sole member of APEG Energy II GP, LLC, as general partner of APEG Energy II, LP

APEG Energy II GP, LLC
By: Angelus Capital, LLC, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC, as sole member of APEG Energy II GP, LLC

Angelus Capital, LLC
By: Angelus Private Equity Group, LLC, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC, as sole member of Angelus Capital, LLC

Angelus Private Equity Group, LLC
By: Duke Capital Services, LLC, a managing member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC, as managing member of Angelus Private Equity Group, LLC

Duke Capital Services
By: Patrick E. Duke, its sole member

	By:	/s/ Patrick E. Duke
	Name:	Patrick E. Duke
	Title:	Patrick E. Duke, Sole Member of Duke Capital Services, LLC

Paul W. Haarman

	By:	/s/ Paul W. Haarman

Patrick E. Duke

	By:	/s/ Patrick E. Duke

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SCHEDULE A

No Transactions in the Shares Took Place During the Past Sixty (60) Days

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